July 30, 2015
Via EDGAR
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Breitburn Energy Partners LP
Registration Statement on Form S-3
Filed June 12, 2015
File No. 333-204937
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-33055

Ladies and Gentlemen:
Set forth below are the responses of Breitburn Energy Partners LP (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated July 9, 2015, with respect to the Registrant’s Registration Statement on Form S-3, filed with the Commission on June 12, 2015 (the “Registration Statement”), and the Registrant’s Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 2, 2015 ( “2014 Annual Report”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the 2014 Annual Report, unless otherwise specified.
Registration Statement on Form S-3 Filed June 12, 2015

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.
Response: We acknowledge the Staff’s comment and are working to clear all comments on our periodic reports.

Securities and Exchange Commission, July 30, 2015, Page 2

Form 10-K for Fiscal Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Outlook, page 57

2.
The disclosure on the top of page 58 states that “[l]ower crude oil prices may not only decrease our revenues, but may also reduce the amount of crude oil that we can produce economically and therefore potentially lower our crude oil reserves.” Further, the disclosure on page 26 explains that “if prices for oil and natural gas continue to remain depressed for lengthy periods, we could be required to write down the value of our oil and natural gas properties and/or revise our development plans, which may cause certain of our undeveloped well locations to no longer be deemed proved.” To the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of such reserves. Also, if reasonably practicable, provide quantification of the impact of current commodity prices on your reported proved reserve volumes.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.
Response:

On pages F-54 and F-55 of our 2014 Annual Report, we have provided the reserve quantity information for estimated proved undeveloped reserves in accordance with the disclosure requirements of paragraphs ASC 932-235-50-3 through 50-11B, including changes in the net quantities of an entity's estimated proved reserves of oil and of gas during the year. The estimated undeveloped reserves disclosed at December 31, 2014 consisted of projects that management expected would be developed within five years of initial booking as proved undeveloped reserves. These undeveloped reserves estimates were determined using the twelve month average price and cost parameters as outlined in the SEC’s Final Rule on modernization of oil and gas reporting as published on December 31, 2008.
Our statement on page 26 that under prolonged periods of continued low commodity prices, we could be required to write down the value of our oil and natural gas properties

Securities and Exchange Commission, July 30, 2015, Page 3

and/or revise our development plans, which may cause certain of our undeveloped well locations to no longer be deemed proved was intended to make investors aware of certain risks associated with a given price drop experienced over the last six weeks of 2014 and prior to the filing of our 2014 Annual Report on March 2, 2015.

In the preparation of our Annual Report, we did not make a determination to remove any quantities of proved undeveloped reserves from our development plan within the five year development horizon as a result of the pricing downturn that was experienced during this short period of time, as market indicators were unclear and mixed as to the direction of commodity prices over the coming months and years. Nor did we believe we had or could have had a reasonable basis to estimate how our development plan for our estimated proved reserves would change in future periods.

Preparation of our development plan involves numerous individuals across several disciplines of the company. When preparing a development plan we consider many factors that could potentially impact the number and/or the timing of projects such as future commodity prices, costs of materials and supplies, costs of oilfield services, labors costs, cost/availability of technical labor and equipment, expected production rates, permitting costs and scheduling, technological changes, regulatory changes, costs/availability of capital, expected rates of return, etc. Because many of these projects can also require significant lead time, we must take a longer term view of these factors when preparing our development plan. While we need to be aware of the potential economic impacts to our business during shorter periods of commodity price volatility, we do not attempt to adjust our long term development plan each time there is a commodity price hike or downturn. Deciding when to adjust our development plan involves significant judgment as we must balance our expected short term operating results with our long term financial goals. Given that commodity prices have remained low through the first seven months of 2015, the company is focusing its efforts on revising its long term development plans for 2016 and beyond.

With respect to the Staff’s request, if reasonably practicable, to provide quantification of the impact of current commodity prices on reported proved reserve volumes, we refer to page 72 of our 2014 Annual Report:

For example, if the SEC prices used for our December 31, 2014 reserve report had been $10.00 less per Bbl and $1.00 less per MMBtu, respectively, then the standardized measure of our estimated proved reserves as of December 31, 2014 would have decreased by approximately $1.3 billion, from $4.5 billion to $3.2 billion.

Because commodity prices have remained low, an additional disclosure could be useful using commodity prices as of December 31, 2014 as compared to the prior 12 month average pricing. Therefore, we propose to provide in our upcoming Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (“Second Quarter 2015 Report”), an additional sensitivity analysis comparing our year-end SEC-mandated proved reserve

Securities and Exchange Commission, July 30, 2015, Page 4

volumes and standardized measure values to such volumes if valued using NYMEX commodity strip prices in effect at December 31, 2014 in Item 2. The following is an example of disclosure that we propose to include in our Second Quarter 2015 Report to be filed on or about August 6, 2015:

The recent significant decline in oil and natural gas prices increases the uncertainty as to the impact of commodity prices on our estimated proved reserves. We are unable to predict future commodity prices with any greater precision than the futures market. A prolonged period of depressed commodity prices may have a significant impact on the value and volumetric quantities of our proved reserve portfolio, assuming no other changes to our development plans or costs. The impact of commodity prices on our estimated proved reserves can be illustrated as follows: if the SEC-mandated 2014 beginning of the prior 12 months average prices used for our December 31, 2014 reserve report had been replaced with the relevant NYMEX strip prices as of December 31, 2014 (without regard to our commodity derivative positions),then the estimated future net revenues of our proved reserves and the estimated proved reserves volumes as of December 31, 2014 would have decreased by approximately 43% and 6% respectively.

Please direct any questions you have with respect to the foregoing to me at (213) 225-5900.

Very truly yours,

BREITBURN ENERGY PARTNERS LP

By:	/s/ Lawrence C. Smith

Name:	Lawrence C. Smith

Title:	Vice President, Controller and Chief Accounting Officer

cc:     Paul Monsour, Securities & Exchange Commission
Mark Wojciechowski, Securities & Exchange Commission
James G. Jackson, Breitburn Energy Partners LP
Gregory C. Brown, Breitburn Energy Partners LP
Roberta E. Kass, Breitburn Energy Partners LP
Shelley Barber, Vinson & Elkins L.L.P.